Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Services
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter

and Full-Year 2015 Financial Results

TAIPEI, Taiwan, March 24, 2016 – GigaMedia Limited (NASDAQ: GIGM) today announced its fourth-quarter and full-year 2015 unaudited financial results.

Message from Management

Fourth quarter was crucial for our company as we completed the restructuring of the organization. Both the management and the board agreed to remain the Company in good financial health. Therefore, in 2015, the Company endeavored to clean up the underperforming business and investment assets, and streamline the mobile game business.

In the fourth quarter, the operating revenues generated from the online and mobile game business were $2.2 million, and its gross profit was $1.1 million and gross margin accounted for about 50%, of which improved adequately compared with 28% of gross margin in 1Q15.

In 2015, the annual operating revenues were $10.3 million, up by 4.8% from $9.8 million of 2014. However, the Company recognized $4.3 million of impairment losses in 2015 mainly for prepaid license and royalty fees of ArcheAge as a result of an evaluation of its possible profitability upon release. The short-term borrowings decreased from $18.6 million in 2014 to $6.1 million in 2015; besides, given the market volatility, the Company disposed most of its marketable securities and realized a capital gain at the amount of approximately $20 million.

At the end of September last year, the Company launched a new mobile game namely “Yume100” licensed from Japan. With this game, the Company started to find a niche market, targeting female players in the age range of 20 to 40. Up to now, it’s been six months upon its release in Taiwan and its revenue generation continues to be consistent. As of the end of 2015, the sales revenues generated by Yume100 were about $1 million. Due to the success of Yume100 launch in Taiwan, more and more well-known developers get to approach us for cooperation.

Looking forward to 2016, the Company plans to penetrate the female niche market and meanwhile, expects for collaboration with more renowned game developers aiming at publishing more popular games with good quality and good monetization. Besides, while the Company continues to look for investment opportunities, the management still remains conservative views on the global economic outlook, and carefully evaluates the investment potential.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online game business, FunTown, develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business, GigaCloud, was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA 4Q15 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q15	3Q15	Change (%)	4Q15	4Q14	Change (%)
Revenues	2,356	2,006	17.4%	2,356	2,660	-11.4%
Gross Profit	1,005	-598	268.1%	1,005	-94	1169.1%
Loss from Operations	-5,478	-5,240	-4.5%	-5,478	-4,330	-26.5%
Net Income (Loss) Attributable to GigaMedia	-8,903	-301	- 2857.8%	-8,903	5,437	-263.8%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	-0.81	-0.03	- 2600.0%	-0.81	0.49	-265.3%
EBITDA (A)	-8,815	-207	- 4258.5%	-8,815	5,675	-255.3%
Cash and Marketable Securities-Current	71,436	74,824	-4.5%	71,436	79,980	-10.7%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•	Consolidated revenues were $2.4 million, grew by 17.4% quarter-on-quarter primarily due to the growth of mobile gaming business with the revenues of $2.2 million in 4Q15, up from $1.7 million in 3Q15. The revenues were down by 11.4% quarter-over-quarter as the Company was restructuring its cloud computing business in 4Q15 and its contribution dwindled.

•	Consolidated operating expenses were $6.5 million, up from $4.6 million in 3Q15 (+39.7% quarter-on-quarter) mainly resulting from the impairment losses of $3.1 million.

•	Impairment losses were approximately $3.1 million recognized mainly for the prepaid license and royalty fees of ArcheAge, for which the game license agreement was signed in October 2010.

•	Net loss was $8.9 million in 4Q15 mostly due to $2 million consideration paid to Strawberry Cosmetics for the termination of the proposed acquisition and the impairment losses recognized for ArcheAge and the investment of other games.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $72.4 million as of December 31, 2015, or approximately $6.55 per share. In consideration of short-term borrowings, its net cash was estimated at $66.3 million as of December 31, 2015, or approximately $5.91 per share.

For the Full Year 2015

( all figures in US$ thousands, except per share amounts)	FY15 (unaudited)	FY14 (audited)	Change (%)
Revenues	10,251	9,779	4.8%
Gross Profit	1,362	1,944	-29.9%
Loss from Operations	-17,935	-13,473	-33.1%
Net Loss Attributable to GigaMedia	-2,588	-5,155	49.8%
Net Loss Per Share Attributable to GigaMedia, Diluted	-0.23	-0.48	52.1%
EBITDA (A)	-2,223	-4,168	46.7%

Consolidated revenues increased to $10.3 million in 2015 from $9.8 million in 2014, up by 4.8% mainly due to the growth of overall business.

Consolidated gross profit decreased to $1.4 million in 2015 from $1.9 million in 2014 (-29.9% year-over-year) attributable to an increase in operating costs and lowered operating leverage. The gross margin dropped to 13.3% in 2015, down from 19.9% in 2014.

Consolidated loss from operations for 2015 was $17.9 million, up from $13.5 million in 2014 as a result of the impairment losses for ArcheAge and the expenses accrued for the restructuring of the Company’s underperforming business units in 4Q15.

Consolidated net loss attributable to the shareholders of the Company amounts to $2.6 million in 2015 compared to a loss of $5.2 million in 2014.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly results

All 2015 quarterly and full-year figures and all 2014 quarterly results referred to in the text, tables and attachments to this release are unaudited; all full-year 2014 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Webcast

Management will not hold an investor conference call and webcast for a discussion about the financial results of the fourth quarter and full year 2015 as the release dates of the financial results of the first quarter 2016 and the 2015 annual report are close. However, investors may still send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

An announcement for the next webcast will be made along with the release of the financial results of the first quarter of 2016.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2015 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2015	9/30/2015	12/31/2014	12/31/2015	12/31/2014
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,151,598	1,660,013	1,739,623	8,544,926	8,199,393
Other revenues	204,215	345,516	920,732	1,706,069	1,579,551

	2,355,813	2,005,529	2,660,355	10,250,995	9,778,944

Operating costs
Cost of Asian online game and service revenues	1,043,327	2,230,148	1,833,963	7,017,451	6,010,149
Cost of other revenues	307,688	373,245	920,471	1,871,227	1,824,573

	1,351,015	2,603,393	2,754,434	8,888,678	7,834,722

Gross profit (loss)	1,004,798	(597,864)	(94,079)	1,362,317	1,944,222

Operating expenses
Product development and engineering expenses	190,547	151,621	220,748	687,961	892,331
Selling and marketing expenses	2,057,035	1,649,356	1,697,665	8,655,713	6,707,346
General and administrative expenses	1,152,772	1,997,787	915,407	5,701,793	6,415,549
Impairment losses	3,446,056	805,746	1,401,667	4,251,803	1,401,667
Other	(363,885)	37,291	0	0	0

	6,482,525	4,641,801	4,235,487	19,297,270	15,416,893

Loss from operations	(5,477,727)	(5,239,665)	(4,329,566)	(17,934,953)	(13,472,671)

Non-operating income (expense)
Interest income	62,201	62,153	146,579	333,207	682,163
(Loss) gain on sales of marketable securities	(812)	5,844,306	6,011,518	20,020,057	8,620,875
Interest expense	(27,413)	(24,142)	(80,344)	(181,892)	(243,037)
Foreign exchange loss - net	(17,113)	(346,248)	(244,306)	(397,259)	(556,061)
Equity in net (loss) earnings on equity method investments	(52,011)	(615,990)	3,538,522	(604,947)	(530,801)
Changes in the fair value of an instrument recognized at fair value	699	637	74,213	(70,853)	74,213
(Loss) gain on disposal of investments	(365)	37,364	0	37,000	0
Impairment loss on marketable securities and investments	(1,289,779)	0	0	(1,289,779)	0
Other	(2,100,315)	33,477	263,660	(2,557,390)	362,055

	(3,424,908)	4,991,557	9,709,842	15,288,144	8,409,407

(Loss) Income from continuing operations before income taxes	(8,902,635)	(248,108)	5,380,276	(2,646,809)	(5,063,264)
Income tax benefit (expense)	429	(125)	13,005	13,824	73,258

(Loss) Income from continuing operations	(8,902,206)	(248,233)	5,393,281	(2,632,985)	(4,990,006)

Net (loss) income	(8,902,206)	(248,233)	5,393,281	(2,632,985)	(4,990,006)
Less: Net (income) loss attributable to noncontrolling interest	(445)	(53,111)	43,639	45,100	(164,780)

Net (loss) income attributable to shareholders of GigaMedia	(8,902,651)	(301,344)	5,436,920	(2,587,885)	(5,154,786)

(Loss) earnings per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(0.81)	(0.03)	0.49	(0.23)	(0.48)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.81)	(0.03)	0.49	(0.23)	(0.48)

Diluted:
(Loss) income from continuing operations	(0.81)	(0.03)	0.49	(0.23)	(0.48)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.81)	(0.03)	0.49	(0.23)	(0.48)

Weighted average shares outstanding:
Basic	11,052,332	11,052,332	11,052,332	11,052,332	10,785,393

Diluted	11,052,332	11,052,332	11,056,966	11,052,332	10,785,393

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2015	9/30/2015	12/31/2014
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	71,432,293	74,818,341	50,640,355
Marketable securities - current	3,830	5,307	29,339,926
Accounts receivable - net	1,246,371	982,186	1,297,785
Prepaid expenses	545,200	420,918	564,080
Restricted cash	1,000,000	1,000,000	8,990,666
Other receivables	112,993	74,327	129,126
Other current assets	225,086	258,117	195,998

Total current assets	74,565,773	77,559,196	91,157,936
Marketable securities - noncurrent	0	0	4,744,000
Investments	4,519,147	5,798,904	5,780,778
Property, plant & equipment-net	1,390,711	1,502,697	1,663,424
Intangible assets-net	87,710	137,532	221,630
Prepaid licensing and royalty fees	238,611	3,150,519	4,382,772
Other assets	388,193	333,006	353,258

Total assets	81,190,145	88,481,854	108,303,798

Liabilities and equity
Short-term borrowings	6,092,917	5,780,347	18,641,390
Accounts payable	319,601	280,738	770,965
Accrued compensation	759,260	672,966	795,431
Accrued expenses	2,978,563	2,233,313	3,464,652
Unearned revenue	1,750,253	1,591,386	1,945,945
Other current liabilities	1,701,754	1,632,963	1,718,709

Total current liabilities	13,602,348	12,191,713	27,337,092
Other liabilities	1,937,878	1,937,864	1,938,256

Total liabilities	15,540,226	14,129,577	29,275,348

GigaMedia’s shareholders’ equity	65,649,919	74,352,277	79,017,995
Noncontrolling interest	0	0	10,455

Total equity	65,649,919	74,352,277	79,028,450

Total liabilities and equity	81,190,145	88,481,854	108,303,798

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2015	9/30/2015	12/31/2014	12/31/2015	12/31/2014
	unaudited	unaudited	audited	unaudited	audited
	USD	USD	USD	USD	USD
Reconciliation of Net (Loss) Income to EBITDA
Net (loss) income attributable to GigaMedia	(8,902,651)	(301,344)	5,436,920	(2,587,885)	(5,154,786)
Depreciation	66,455	73,079	76,309	294,042	305,779
Amortization	56,793	59,838	241,060	236,076	1,192,629
Interest income	(62,201)	(62,153)	(146,450)	(333,186)	(681,833)
Interest expense	27,418	23,934	80,344	181,429	243,037
Income tax (benefit) expense	(429)	125	(13,005)	(13,824)	(73,258)

EBITDA	(8,814,615)	(206,521)	5,675,178	(2,223,348)	(4,168,432)